

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2020

Alan Feldman
Chief Executive Officer
Resource Real Estate Opportunity REIT II, Inc.
1845 Walnut Street
17th Floor
Philadelphia, PA 19103

      Re: Resource Real Estate Opportunity REIT II, Inc.
          Form S-4
          Filed October 20, 2020
          File No. 333-249572

Dear Mr. Feldman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Laura K. Sirianni, Esq.